UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                      PARADISE MUSIC & ENTERTAINMENT, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   699071 10 6
              ----------------------------------------------------
                                 (CUSIP Number)

                             Walter M. Epstein, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699071 10 6                 13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      THE CASSANDRA GROUP, INC.

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Massachusetts
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,000,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      45%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This Schedule 13D relates to the shares of common stock, $.01 par value per share ("Common Stock"), of Paradise Music & Entertainment, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 53 West 23rd Street, New York, New York 10010.

Item 2. Identity and Background.

            This Schedule 13D is being filed on behalf of The Cassandra Group, Inc., a Massachusetts corporation ("Cassandra"). Cassandra is engaged in the investment management business and is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The address of the principal business office of Cassandra is 561 Broadway, Suite 8C, New York, New York 10012.

            Set forth on Schedule A hereto is the name, the citizenship, the business address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the sole executive officer, director and controlling person of Cassandra.

            During the last five years, neither Cassandra nor, to the best knowledge of Cassandra, any other person identified on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither Cassandra nor, to the best knowledge of Cassandra, any other person identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            On December 11, 1998, investors represented by Cassandra entered into separate subscription agreements to purchase 500,000 shares of Common Stock at a price of $1 per share or $500,000 in the aggregate. On December 14, 1998, investors represented by Cassandra purchased an additional 1,500,000 shares of Common Stock at a purchase price of $1 per share or $1,500,000 in the aggregate. The Company received the first payment of $500,000 on December 11, 1998 and an additional $100,000 on or about December 23, 1998. The purchase price was paid by each such investor from moneys held in their investment accounts. The purchase price for the remaining 1,400,000 shares is due promptly following the effective date of a Registration Statement on Form S-3 (the "S-3") to be filed by the Company with the Securities and Exchange Commission (the "Commission").

            Pursuant to the subscription agreements, the Company agreed to file the S-3 with the Commission with respect to the 2,000,000 shares promptly following the initial funding of $500,000. The Company is required to have the S-3 declared effective by the SEC no later than the 90th day after its filing or the investors have the right to put back to the Company at a price of $1.00 per share the 500,000 shares purchased and the issuance of the 1,500,000 shares will be voided.

            In consideration for the execution of the subscription agreements by the investors, the Company granted Cassandra the right to designate three directors to sit on the Company's Board of Directors, subject to the approval of the existing members not to be unreasonably withheld.

Item 4. Purpose of Transaction.

            Cassandra acquired the shares on behalf of its clients for investment purposes.

            Cassandra intends to review its clients' holdings in the Company on a continuing basis. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Cassandra to acquire or dispose of the Common Stock on behalf of its clients, other business opportunities available to Cassandra's clients, and other relevant factors, Cassandra may in the future take such actions with respect to its clients' holdings in the Company as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include, on behalf of its clients, the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired, either in a sale(s) of Common Stock in the open market or the sale(s) of Common Stock in privately negotiated transactions to one or more purchasers.

            Except as described herein, Cassandra has not formulated any plans or proposals which relate to or would result in any of the following:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, however, as required by the agreement with Cassandra dated December 3, 1998, the Board will be increased from six to nine with the vacancies to be filled with designees of Cassandra, subject to the approval of the existing Board not to be unreasonably withheld of delayed. In addition, as a condition to the investment the following changes in management were made: Brian Doyle was appointed as Chief Executive Officer, Richard Flynn was appointed as Chief Operating Officer and Philip Nappo was appointed as Chief Financial Officer;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"); or

            (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

            (a) (b) On the date hereof, Cassandra owns directly 0 shares of Common Stock. Cassandra has discretionary power to dispose of the securities held in its client's accounts, including the shares of Common Stock. Accordingly, by virtue of such discretionary power to dispose of the Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act, Cassandra may be deemed to be the indirect beneficial owner of the shares of Common Stock acquired by the investors represented by Cassandra. Accordingly, on the date hereof, Cassandra may be deemed to indirectly beneficially own an aggregate of 2,000,000 shares of Common Stock, which constitutes approximately 45% of the issued and outstanding Common Stock.

            Cassandra has the sole power to vote or to direct the vote of 0 shares of Common Stock and, and sole power to dispose or to direct the disposition of 2,000,000 shares of Common Stock.

            Cassandra has shared power to vote or to direct the vote of 0 shares of Common Stock and shared power to dispose or direct the disposition of 0 shares of Common Stock.

            To the best of Cassandra's knowledge, none of the persons named in Schedule A hereto are beneficial owners of shares of Common Stock.

            (c) Except for the transactions described in Item 3 above, to the best knowledge of Cassandra, there were no transactions in shares of the Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Under the terms of the investment management agreements between Cassandra and its clients, Cassandra has the discretionary power to dispose of the securities in the accounts of the client. The client retains the right to vote such securities. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            (a) Letter Agreement dated December 3, 1998 between the Company and The Cassandra Group, Inc.

            (b)   Form of Subscription Agreement.

            (c) Form of Investment Management Agreement between Cassandra and the Investor

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1998

                                          THE CASSANDRA GROUP, INC.


                                          By: /s/ Dana Giacchetto
                                             -----------------------------
                                             Name: Dana Giacchetto
                                             Title: President

                                   SCHEDULE A
                              TO SCHEDULE 13D FILED
                                       BY
                            THE CASSANDRA GROUP, INC.

            The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Cassandra.

1.    Name:                  Dana Giacchetto

      Citizenship:           United States

      Business Address:      561 Broadway, Suite 8C
                             New York, New York 10012

      Principal Occupation:  President, Secretary and Treasurer of The
                             Cassandra Group, Inc.